UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.



                                  SCHEDULE 13D
                      THE SECURITIES EXCHANGE ACT OF 1934



                            AFH Acquisition IV, Inc.
                               (Name of Issuer)


                   Common Stock, par value $0.001 per share
                        (Title of Class of Securities)


                                     None
                                (CUSIP Number)


                               Timothy J. Brasel
                            5770 South Beech Court
                         Greenwood Village, CO  80121
                                (303) 913-1232
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                               September 25, 2010
            (Date of Event which Requires Filing of this Statement)


If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [__].


If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following pages)


                              (Page 1 of 4 Pages)



Cusip No.:  None                                            Page 2 of 4 Pages


1)   NAME OF REPORTING PERSON

     Timothy J. Brasel

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                             (b)   [X]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                                        PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States of America

                          7)   SOLE VOTING POWER
NUMBER OF                      2,412,000
SHARES
BENEFICIALLY              8)   SHARED VOTING POWER
OWNED BY                       88,000
EACH
REPORTING                 9)   SOLE DISPOSITIVE POWER
PERSON                         2,412,000
WITH
                         10)   SHARED DISPOSITIVE POWER
                               88,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  2,500,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     50%

14)  TYPE OF REPORTING PERSON

                                     IN



                                                        Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of AFH Acquisition IV, Inc., whose principal executive offices are located at c/o Amir Farrokh Heshmatpour, 9595 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 (the "Issuer").

Item 2.  Identity and Background.

     (a) The name of the reporting person is Timothy J. Brasel (the "Reporting Person").

     (b) The business address of the Reporting Person is 5770 South Beech Court, Greenwood Village, CO 80121.

     (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President of Bleu Ridge Consultants, Inc., located at 5770 South Beech Court, Greenwood Village, CO 80121.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased the 2,500,000 shares of Common Stock directly from AFH Holding & Advisory LLC, the sole shareholder of the Issuer, for a purchase price equal to an aggregate of $12,500. The source of the funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

     To acquire an equity interest in the Issuer and to become an officer and director of the Issuer.





                                                            Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns an aggregate of 2,500,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on September 14, 2010).

     (b) The Reporting Person has the sole right to vote and dispose, or direct the deposition of, 2,412,000 shares of Common Stock owned by the Reporting Person.

     (c) The 2,500,000 shares of Common Stock reported herein were acquired by the Reporting Person from AFH Holding & Advisory LLC on September 25, 2010.

     (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,412,000 shares of Common Stock owned by the Reporting Person. The Reporting Person's mother and sister have the right to receive the proceeds from the sale of 88,000 shares of Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Brasel and the sole officer and director of the Issuer agreed that Mr. Brasel would become Vice President and a Director of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  October 5, 2010

                                  TIMOTHY J. BRASEL


                                  /s/ Timothy J. Brasel
                                  Timothy J. Brasel